(As filed November 5, 1999)
                                                                File No. 70-9455

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------
                         Post-Effective Amendment No. 1
                                   ("POS-AMC")
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION

                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                         ALLIANT ENERGY RESOURCES, INC.
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              -----------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)
              -----------------------------------------------------

                       Erroll B. Davis, Jr., President and
                             Chief Executive Officer
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                     (Name and address of agent for service)

                The Commission is requested to send copies of all
              notices, orders and communications in connection with
                       this Application or Declaration to:

  Barbara J. Swan, General Counsel           William T. Baker, Jr., Esq.
  Alliant Energy Corporation                 Thelen Reid & Priest LLP
  222 West Washington Avenue                 40 West 57th Street
  Madison, Wisconsin 53703                   New York, New York 10019

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------

     By order dated August 26, 1999 in this proceeding (Holding Co. Act Release No. 27069) (the "Financing Order"), Alliant Energy Corporation ("Alliant Energy"), a registered holding company, and its wholly-owned non-utility subsidiary, Alliant Energy Resources, Inc. ("AER"), were authorized to engage in a program of external and intrasystem financing for the period through December 31, 2001. Among other approvals granted under the Financing Order, the Commission authorized Alliant Energy to provide guarantees or other forms of credit support on behalf of its subsidiaries (including AER) in an aggregate amount at any time outstanding not to exceed $600 million. The Financing Order provides, among other things, that any promissory note, bond or other evidence of indebtedness issued by any non-utility subsidiary of Alliant Energy which is guaranteed by Alliant Energy shall mature in no more than 40 years after the date of issuance and bear interest at a fixed or floating rate no greater than 300 basis points over a reference rate which, in the case of a fixed rate note, is the yield to maturity of a United States Treasury obligation having a remaining term approximately equal to the average life of such note at the time issued (the "Treasury Rate").

     It is contemplated that AER may from time to time issue unsecured senior notes ("Senior Notes") which are unconditionally guaranteed by Alliant Energy, subject to the limitations on guarantees contained in the Financing Order. Specifically, any Senior Notes issued by AER and guaranteed by Alliant Energy will have a maturity of no more than 40 years after the date of issuance and will bear interest at a fixed rate, which will not be greater than 300 basis points over the Treasury Rate at the time of issuance.

     AER further contemplates that, depending on market conditions and other factors, it may offer its Senior Notes to broker-dealers and other investors in transactions that are exempt from the registration requirements under the Securities Act of 1933, as amended (the "1933 Act") pursuant to Section 4(2) and Rule 144A,1 and in connection with any such offering, may also enter into a registration rights agreement or similar agreement with the initial purchasers of the Senior Notes pursuant to which AER would agree to conduct an offer to exchange a new series of unsecured senior notes (the "Exchange Notes") for an equal principal amount of its outstanding Senior Notes at a future date specified in such agreement. In any such case, the Exchange Notes would also be guaranteed by Alliant Energy, subject to the limitations in the Financing Order summarized above. It is contemplated that AER would register the transaction in which the Exchange Notes are issued with the Commission on Form S-4 so that private placement purchasers (other than broker-dealers) that are not affiliated with AER may resell the Exchange Notes without compliance with 1933 Act registration and prospectus delivery requirements.2


------------------------------

1 In such case, the initial purchasers could resell the Senior Notes to (i) persons who are "qualified institutional buyers," as defined in Rule 144A under the 1933 Act, or (ii) to a limited number of persons who are other "institutional accredited investors," as defined in Rule 501(a)(1), (2),
     (3) or (7) under the 1933 Act.

2 AER would register the exchange offer in reliance on the position of the staff of the Division of Corporation Finance enunciated in Exxon Capital
                                                                -------------
     Holdings Corporation (available May 13, 1988) and Morgan Stanley and Co.,
     --------------------                              ----------------------
     Inc. (available June 5, 1991) as interpreted in the staff's letter to
     ---
     Shearman & Sterling (available July 2, 1993).
     -------------------

The Exchange Notes would be identical in all material respects, including maturity and interest rate, to the Senior Notes which are retired in the exchange, except that the transaction in which the Exchange Notes are issued will be registered with the Commission and thus the Exchange Notes will not be subject to restrictions on transfer or bear restrictive legends.

     A registration rights agreement entered into with the initial purchasers of the Senior Notes would also likely provide that the interest rate on the Senior Notes would be increased by some predetermined amount (typically 50 to 100 basis points) if (i) AER fails to file the registration statement pursuant to the 1933 Act for the exchange offer prior to a specified date, (ii) the exchange offer registration statement has not been declared effective by the Commission prior to a specified date, or (iii) the exchange offer is not consummated prior to a specified date.

     Although the Exchange Notes would bear interest at the same rate as the Senior Notes for which they are exchanged in the exchange offer transaction described above, it is possible that, with the gap in time between the date of issuance of the Senior Notes and the consummation of the exchange offer, the interest rate on the Exchange Notes could exceed 300 basis points over the Treasury Rate in effect as of the date of the issuance of the Exchange Notes. Similarly, with the passage of time between the date of issuance of the Senior Notes and the date of any interest rate reset on the Senior Notes, the new rate could exceed 300 basis points over the Treasury Rate in effect on the reset date. This could happen, in either case, if there were a significant drop in the underlying Treasury Rate after the Senior Notes are issued.

     The applicants request a modification to the terms of the Financing Order so that it is clear that, in the case of any exchange offer or interest rate reset provision negotiated in conjunction with the sale of Senior Notes which are guaranteed by Alliant Energy, the applicable Treasury Rate used for purposes of determining the maximum interest rate on notes guaranteed by Alliant Energy shall be the Treasury Rate as in effect on the date of the initial closing and not the Treasury Rate in effect on the exchange date or interest rate reset date, as the case may be. The economic substance of the exchange offer transaction described above is that holders of Exchange Notes immediately after the exchange offer will hold a debt security that is identical in all material respects (specifically interest rate and maturity) to the Senior Notes. The only difference is that the Exchange Notes will be registered under the 1933 Act. Moreover, in such a transaction, the Senior Notes and Exchange Notes would be issued as parts of a single integrated financing transaction, all of the terms of which will have been agreed to with the initial purchasers at the time of closing on the Senior Note offering. Likewise, an interest rate reset provision such as that described above would be a part of the documentation under which the Senior Notes are initially issued. Thus, so long as the rate on the Exchange Notes or the reset rate on the Senior Notes, as the case may be, would be within the interest rate limitation specified in the Financing Order (i.e., no more than 300 basis points over the applicable Treasury Rate) as of the date of the initial closing on the Senior Notes, any rise or drop in the Treasury Rate between such date and the date of the exchange offer or interest rate reset, as the case may be, should be ignored.


ITEM 5.  PROCEDURE.
         ---------

     The applicants respectfully submit that the request contained herein is in the nature of a clarification, rather than a request for new authority. Accordingly, the applicants believe that the Commission may issue a supplemental

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

order in this proceeding without publishing a notice under Rule 23. If the Commission concludes otherwise, the applicants respectfully request that the Commission publish a notice under Rule 23 with respect to the filing of this Post-Effective Amendment as soon as practicable. The applicants request that the Commission's supplemental order be issued as soon as the rules allow, and in any event not later than January 15, 2000, and that there should not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which such order is to become effective. The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

    A. Exhibits.
       --------


     H-1 Proposed Form of Federal Register Notice.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Post-Effective Amendment filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                   ALLIANT ENERGY CORPORATION

                                   By: /s/ Erroll B. Davis, Jr.
                                       ------------------------
                                   Name: Erroll B. Davis, Jr.
                                   Title: President and Chief Executive Officer



                                   ALLIANT ENERGY RESOURCES, INC.

                                   By: /s/ James E. Hoffman
                                      ---------------------
                                   Name: James E. Hoffman
                                   Title:   President

Date:    November 5, 1999


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